Prospectus Supplement No. 19	Filed pursuant to Rule 424(b)(3)
to Prospectus dated January 22, 2010	File No. 333-162712

INSPRO TECHNOLOGIES CORPORATION

This document supplements the prospectus, dated January 22, 2010, relating to offers and resales of up to 40,689,913 shares of our common stock, including 11,000,000 shares issuable upon the exercise of warrants, 1,250,000 shares of our preferred stock and warrants to purchase 25,000,000 shares of our common stock. This prospectus supplement is incorporated by reference into the prospectus. The prospectus was filed as part of our Registration Statement on Form S-1, as amended (File No. 333-162712). This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

Loan and Security Agreement

On October 3, 2012, we and certain of our subsidiaries, as the Borrowers, entered into a Loan and Security Agreement with Silicon Valley Bank, or SVB.

The loan agreement established a revolving credit facility for the Borrowers in the principal amount of up to $2,000,000. Availability under the revolving facility is tied to a borrowing base formula that is based on 80% of the Borrowers’ eligible accounts receivable, plus 20% of the aggregate unrestricted cash balanced held at SVB. Advances under the revolving facility may be repaid and reborrowed in accordance with the loan agreement. No advances were made at closing. Pursuant to the loan agreement, the Borrowers agreed to pay to SVB the outstanding principal amount of all advances, the unpaid interest thereon, and all other obligations incurred with respect to the loan agreement on October 3, 2014. Interest will accrue on the unpaid principal balance of the advances at a floating per annum rate equal to 1% above the prime rate. During an event of default the rate of interest will increase 5% above the otherwise applicable rate, until such event of default is cured or waived. All accrued and unpaid interest is payable monthly on the first day of each month.

Subject to certain exceptions, the loan agreement contains covenants prohibiting the Borrowers from, among other things: (a) conveying, selling, leasing, transferring or otherwise disposing of their properties or assets; (b) liquidating or dissolving; (c) engaging in any business other than the business currently engaged in or reasonably related thereto; (d) entering into any merger or consolidation, or acquiring all or substantially all of the capital stock or property of another entity; (e) becoming liable for any indebtedness; (f) allowing any lien or encumbrance on any of their property; (g) paying any dividends; and (h) making payment on subordinated debt. Further, the Borrowers must maintain a minimum “adjusted quick ratio,” tested as of the last day of each month, of at least 1.75:1.00. The adjusted quick ratio is the ratio of (x) the Borrowers’ consolidated, unrestricted cash maintained with SVB (and, for 90 days after the closing date, maintained with PNC Bank) plus net unbilled accounts receivable to (y) the Borrowers’ liabilities to SVB plus, without duplication, the aggregate amount of the Borrowers’ liabilities that mature within 1 year (excluding subordinated debt), minus the current portion of deferred revenue.

The loan is secured by a first priority perfected security interest in substantially all of the assets of the Borrowers, excluding the intellectual property of the Borrowers. The loan agreement contains a negative covenant prohibiting the Borrowers from granting a security interest in their intellectual property to any party.

The terms of the loan agreement are more fully described in our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 10, 2012.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus any prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 10, 2012